Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The Bank of New York Mellon Corporation

	Quarter ended			Nine months ended
(dollar amounts in millions)	Sept. 30, 2010	June 30, 2010	Sept. 30, 2009	Sept. 30, 2010	Sept. 30, 2009
Earnings
Income (loss) from continuing operations before income taxes	$834	$1,006	$(3,965)	$2,724	$(2,880)
Fixed charges, excluding interest on deposits	134	123	115	361	405
Income (loss) from continuing operations before income taxes and fixed charges, excluding interest on deposits	968	1,129	(3,850)	3,085	(2,475)
Interest on deposits	50	43	25	132	141
Income (loss) from continuing operations before income taxes and fixed charges including interest on deposits	$1,018	$1,172	$(3,825)	$3,217	$(2,334)
Fixed charges
Interest expense, excluding interest on deposits	$107	$97	$88	$283	$321
One-third net rental expense (a)	27	26	27	78	84
Total fixed charges, excluding interest on deposits	134	123	115	361	405
Interest on deposits	50	43	25	132	141
Total fixed charges, including interests on deposits	$184	$166	$140	$493	$546
Earnings to fixed charges ratios
Excluding interest on deposits	7.24	9.17	(33.50)	8.54	(6.10)
Including interest on deposits	5.54	7.06	(27.32)	6.53	(4.27)

(a)	The proportion deemed representative of the interest factor.